SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPEEDEMISSIONS, INC.

(Exact name of registrant as specified in its charter)

Florida	7549	33-0961488
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1015 Tyrone Road

Suite 220

Tyrone, GA 30290

(770) 306-7667

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Speedemissions, Inc. 2006 Stock Grant and Option Plan

-and-

Speedemissions, Inc. 2008 Stock Grant and Option Plan

(Full title of plans)

Richard A. Parlontieri, President

1015 Tyrone Road, Suite 220

Tyrone, Georgia 30290

(770) 306-7667

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Agent for Service)

Copies to:

Bruce A. Parsons, Esq.

BURR & FORMAN LLP

420 North 20th Street, Suite 3400

Birmingham, Alabama 35203

(205) 251-3000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Explanatory Note

The Speedemissions, Inc. 2006 Stock Grant and Option Plan filed with the Commission as an exhibit to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 contained a typographical error. The maximum number of shares of common stock of the Company which may be awarded under the 2006 Plan was incorrectly described in Section 5(a) of the 2006 Plan as “Two Million Five Hundred Thousand (2,000,000)”. The correct number which was approved by the shareholders and Board of Directors of the Company on September 18, 2006 is 2,000,000, and a correct copy of the 2006 Plan is filed herewith.

Additionally, the Speedemissions, Inc. 2008 Stock Grant and Option Plan attached as an exhibit to the Company’s Pre-effective Amendment No. 3 to the Form S-1, as filed with the Commission on June 19, 2008, contained a typographical error. The maximum number of shares of common stock of the Company which may be awarded under the 2008 Plan was incorrectly described in Section 5(a) of the 2008 Plan as “Two Million Five Hundred Thousand (2,500,000)”. The correct number which was approved by the shareholders and Board of Directors on May 19, 2008 is 5,000,000, and a correct copy of the 2008 Plan is filed herewith.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Amount of Offering Price (2)	Amount of Registration Fee
Common Stock par value $0.001	2,000,000 shares under the 2006 Plan; 5,000,000 shares under the 2008 Plan	$0.12	$840,000	$34.00

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Act”), the number of shares of securities registered under this Registration Statement will be increased as a result of future stock splits, stock dividends or similar transactions that occur prior to the distribution of the securities covered by this Registration Statement.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Act, based upon the average of the closing bid and ask prices per share of the Registrant’s Common Stock on the OTC Bulletin Board on September 8, 2008.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

Item 1.	Plan Information

The document(s) containing the information specified in Part I of this Form S-8 will be sent or given to participants as specified by Rule 428(b)(1) of the Act. This Registration Statement relates to 2,000,000 shares of Speedemissions Common Stock that are reserved for issuance under the Speedemissions, Inc. 2006 Stock Grant and Option Plan. This Registration Statement also relates to 5,000,000 shares of Speedemissions Common Stock that are reserved for issuance under the Speedemissions, Inc. 2008 Stock Grant and Option Plan. The common stock of the Registrant is listed on the OTC Bulletin Board.

Item 2.	Registrant Information and Employee Plan Annual Information

Upon written or oral request, the Company shall provide, without charge, the documents incorporated by reference in Item 3 of Part II herein. Such documents are incorporated by reference in the Section 10(a) prospectus. The documents required to be delivered to employees pursuant to Rule 428(b) of the Act are also available, without charge, upon written or oral request. All such requests should be directed to Richard A. Parlontieri, President, 1015 Tyrone Road, Suite 220 Tyrone, Georgia 30290 (770) 306-7667.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents By Reference

The following documents filed by Registrant with the Securities and Exchange Commission are incorporated by reference in this Registration Statement:

(1)	The Registrant’s Annual Reports on Form 10-KSB for the fiscal years ended December 31, 2006, as amended, and December 31, 2007;

(2)	The Registrant’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and March 31, 2008, and on Form 10-QSB for the quarters ended September 30, 2007, as amended, June 30, 2007, as amended, and March 31, 2007, as amended; and

(3)	The Registrant’s Current Reports on Form 8-K filed with the Commission on September 10, 2008, August 12, 2008, July 18, 2008, July 3, 2008, May 22, 2008, May 16, 2008, February 21, 2008, December 4, 2007, November 13, 2007, November 8, 2007, October 2, 2007 and August 16, 2007.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.	Description of Securities

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of June 30, 2008, there are 5,162,108 shares of our common stock issued and outstanding and held by approximately 100 shareholders.

On November 18, 2005, our shareholders approved a 1-for-10 reverse stock split of the issued and outstanding shares of common stock with fractional shares being rounded up to the next whole share. All share amounts herein have been adjusted to reflect the reverse stock split.

Common Stock. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock. We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001. As of June 30, 2008, there are 5,133 shares of Series A Preferred Stock issued and outstanding and held by two shareholders. As of June 30, 2008, there are 2,481,482 shares of Series B Convertible Preferred Stock issued and outstanding and held of record by one shareholder.

In January 2004, we designated 3,500 shares as Series A Convertible Preferred Stock. In October 2005, we increased the designation of our Series A Convertible Preferred Stock to 6,000 shares. There are 5,133 shares of Series A Convertible Preferred Stock issued and outstanding. Each share of Series A Convertible Preferred Stock is convertible into 833.33 shares of our common stock. Upon certain changes in control, we could be required to redeem the Series A Convertible Preferred Stock at the greater of (i) the original issue price of $1,000 per share or (ii) the number of shares of common stock which the redeemed shares may converted multiplied by the market price of the common stock. On October 14, 2005, the holders of Series A Convertible Preferred Stock consented to the termination of dividend accruals on the Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is entitled to the number of votes to which the holders would be entitled if they converted their shares of Series A Convertible Preferred Stock.

In June 2005, we designated 3,000,000 shares of Series B Convertible Preferred Stock. In June 2005, we issued 2,500,000 shares to one shareholder. Each share is convertible into 7.56 shares of our common stock, or 18,900,000 shares of common stock in the aggregate. On February 23, 2006, the sole Series B Convertible Preferred Stock shareholder converted 18,518 shares of Series B Convertible Preferred Stock into 140,000 shares of our common stock. As of June 30, 2008, there are 2,481,482 shares of Series B Convertible Preferred Stock issued and outstanding. The Series B Convertible Preferred Stock does not pay a dividend or have voting rights.

The availability or issuance of preferred shares in the future could delay, defer, discourage, or prevent a change in control.

Dividend Policy. We have never declared or paid a cash dividend on our common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors.

We previously were obligated to pay cumulative dividends at an annual rate of 7% on the outstanding Series A Convertible Preferred Stock. At our option, we could have paid these dividends in cash or in additional shares of our common stock. On October 14, 2005, the holders of Series A Convertible Preferred Stock consented to the termination of dividend accruals on the Series A Convertible Preferred Stock. Pursuant to the GCA Exchange Agreement, GCA exchanged the $302,847 in cumulative dividends due and owing under 2,500 shares of Series A Convertible Preferred Stock through October 14, 2005 for additional shares of Series A Convertible Preferred Stock and common stock purchase warrants.

Our Series B Convertible Preferred Stock does not pay a dividend.

Item 5.	Interests of Named Experts and Counsel

Not applicable.

Item 6.	Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act permits corporations to indemnify a director, officer, employee, or agent if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation.

Article X of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Company shall have the power, in its Bylaws or in any resolution of its shareholders or directors, to indemnify the officers and directors of the Company against any liability as may be determined to be in the best interest of the Company, and in conjunction therewith, to buy, at this Company’s expense, policies of insurance. The Company’s current Directors and Officers Insurance Policy provides indemnification for each Director and Officer in accordance with its terms and conditions. Our Bylaws do not further address indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement.

Item 9.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[SIGNATURES ON FOLLOWING PAGE]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tyrone, State of Georgia, on this the 11th day of September, 2008.

SPEEDEMISSIONS, INC.

By:	/s/ Richard A. Parlontieri
Richard A. Parlontieri, President and Chief Executive Officer

By:	/s/ Mike Shanahan
Mike Shanahan, Chief Financial Officer and Chief Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints severally, Richard A. Parlontieri and Mike Shanahan, and each of them acting individually, their respective attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of these attorneys-in-fact, or their respective substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard A. Parlontieri By: Richard A. Parlontieri	President and Chief Executive Officer	September 11, 2008

/s/ Gerald Amato By: Gerald Amato	Director	September 11, 2008

Signature	Title	Date

/s/ Bradley A. Thompson By: Bradley A. Thompson	Director	September 11, 2008

/s/ Michael E. Guirlinger By: Michael E. Guirlinger	Director	September 11, 2008

/s/ Ernest A. Childs, PhD By: Ernest A. Childs, PhD	Director	September 11, 2008

EXHIBIT INDEX

Exhibit	Description

4.1	Speedemissions, Inc. 2006 Stock Grant and Option Plan

4.2	Speedemissions, Inc. 2008 Stock Grant and Option Plan

5.1	Opinion of Burr & Forman LLP

23.1	Consent of Burr & Forman LLP (included in Exhibit 5.1)

23.2	Consent of Tauber & Balser, P.C.

24.1	Power of Attorney (included in signature page)